weintraub | tobin

Keith A. Kandarian

415.772.9620 direct

kkandarian@weintraub.com

June 28, 2016

Katherine Hsu, Office Chief

Lulu Cheng, Special Counsel

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Trust 2012-1, Sequoia Mortgage Trust 2012-2,
Sequoia Mortgage Trust 2012-3, Sequoia Mortgage Trust 2012-5,
Sequoia Mortgage Trust 2012-6, Sequoia Mortgage Trust 2013-1,
Sequoia Mortgage Trust 2013-4, Sequoia Mortgage Trust 2013-6,
Sequoia Mortgage Trust 2013-7 and Sequoia Mortgage Trust 2013-8
Forms 10-K for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File Nos. 333-159791-05, 333-159791-06, 333-179292-02, 333-179292-04,
333-179292-05, 333-179292-06, 333-179292-09, 333-185882-02, 333-
185882-03 and 333-185882-04

Dear Ms. Hsu and Ms. Cheng:

On behalf of Sequoia Residential Funding, Inc. (the “Registrant” or the “Depositor”), we are responding to the May 16, 2016 comment letter (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-Ks. For your convenience, each response is preceded by a boldface recitation of the Comment Letter’s numbered paragraph.

Forms 10-K

1.	We note the tables included under Item 1122 of each Form 10-K do not include the criterion set forth in paragraph (d)(1)(v) of Item 1122 of Regulation AB, which, prior to the most recent amendments to Item 1122, the staff had previously indicated was part of the same servicing criterion under which the activity that generated the information was assessed. Please confirm that you have assessed whether the aggregation of information is mathematically accurate and that the information conveyed accurately reflects the information as part of your assessment and the auditor’s attestation report of other applicable servicing criteria under Item 1122(d). Please confirm you will include Item 1122(d)(1)(v) as a separately listed criterion in all future filings.

weintraub | tobin law corporation

475 Sansome Street, Suite 1800, San Francisco, California 94111 (415) 433.1400 Fax: (415) 433.3883 www.weintraub.com

June 28, 2016

Response:

Registrant confirms that it has assessed whether the aggregation of information is mathematically accurate and that the information conveyed accurately reflects the information as part of its assessment and the auditor’s attestation report of other applicable servicing criteria under Item 1122(d). Registrant confirms that it will include Item 1122(d)(1)(v) as a separately listed criterion in all future filings.

2.	Except for Sequoia Mortgage Trust 2013-6, the tables included under Item 1122 of each Form 10-K indicate that First Republic Bank is responsible for assessing compliance with Item 1122(d)(2)(iv). However, the assessment reports provided by First Republic Bank on Exhibit 33.2 or Exhibit 33.3, as applicable, indicate that First Republic Bank is not responsible for assessing compliance with this item. Please revise or advise.

Response:

In response to Registrant’s inquiry with respect to the Staff’s comment, First Republic Bank (FRB) affirmed that they satisfied the criterion with respect to Item 1122(d)(2)(iv) relating to the servicing of the Sequoia securitizations by maintaining separate accounts related to the Sequoia transactions, as required in each of the applicable transaction agreements. FRB specifically responded as follows: “The Bank’s management has assessed the Bank’s compliance with the servicing criterion [under Item] 1122(d)(2)(iv) of Regulation AB as of and for the year ended December 31, 2015. Based on such assessment, management believes that, as of and for the year ended December 31, 2015, the Bank has complied in all material respects with such criterion relating to the servicing of the Sequoia securitizations.”

In order to address the omission of item 1122 (d)(2)(iv) from the FRB certificates, Registrant proposes to amend each Form 10-K that includes such a certificate by adding the above representation by FRB to the body of the Form 10-K.

FRB has represented to Registrant that future reports of assessment compliance with the servicing criterion of Item 1122(d)(2)(iv) they provide to the Registrant to be included as Exhibit 33.2 and Exhibit 33.3, as applicable, to Registrant’s Form 10-K filings, will indicate that FRB is responsible for assessing compliance with this item with respect to the servicing of the applicable Sequoia securitizations.

Registrant independently confirms that, in future filings on Form 10-K, assessment reports provided by FRB to be included as Exhibit 33.2 or 33.3, as applicable, will indicate that FRB is responsible for assessing compliance with Item 1122(d)(2)(iv) with respect to the servicing of the applicable Sequoia securitizations.

weintraub | tobin law corporation

475 Sansome Street, Suite 1800, San Francisco, California 94111 (415) 433.1400 Fax: (415) 433.3883 www.weintraub.com

June 28, 2016

Servicer Assessments of CoreLogic Tax Services, LLC

Exhibit 33.1(a) to Form 10-K of Sequoia Mortgage Trust 2012-1 Exhibit 33.1(a) to Form 10-K of Sequoia Mortgage Trust 2012-2 Exhibit 33.1(a) to Form 10-K of Sequoia Mortgage Trust 2012-3 Exhibit 33.1(a) to Form 10-K of Sequoia Mortgage Trust 2012-5 Exhibit 33.1(a) to Form 10-K of Sequoia Mortgage Trust 2012-6 Exhibit 33.4(a) to Form 10-K of Sequoia Mortgage Trust 2013-1 Exhibit 33.3(a) to Form 10-K of Sequoia Mortgage Trust 2013-4 Exhibit 33.2(a) to Form 10-K of Sequoia Mortgage Trust 2013-6 Exhibit 33.4(a) to Form 10-K of Sequoia Mortgage Trust 2013-7 Exhibit 33.4(a) to Form 10-K of Sequoia Mortgage Trust 2013-8

3.	CoreLogic Tax Services, LLC’s reports on its assessment of compliance with applicable servicing criteria on each Exhibit 33.1(a), 33.2(a), 33.3(a) or 33.4(a), as applicable, do not include the criterion set forth in paragraph (d)(1)(v) of Item 1122 of Regulation AB. Please confirm that in all future filings, CoreLogic’s assessments and related attestation reports will include Item 1122(d)(1)(v) as a separately listed criterion.

Response:

We note that CoreLogic Tax Services, LLC is a vendor to Cenlar FSB and Cenlar reports under new paragraph (d)(1)(v) of Item 1122 of Regulation AB. Registrant has been advised by Cenlar that in all future filings Item 1122(d)(1)(v) will be included as a separately listed criterion in Corelogic’s reports on its assessment of compliance with applicable servicing criterion on each Exhibit 33.1(a), 33.2(a), 33.3(a) or 33.4(a), as applicable, with a “N/A” next to Item (d)(1)(v). Registrant confirms that in future filings, CoreLogic’s assessments and related attestation reports will include Item 1122(d)(1)(v) as a separately listed criterion on each Exhibit 33.1(a), 33.2(a), 33.3(a) or 33.4(a), as applicable.

Servicer Assessments of EverBank

Exhibit 33.6 to Form 10-K of Sequoia Mortgage Trust 2013-1

4.	EverBank’s report on its assessment of compliance with applicable servicing criteria includes a reference to Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations. Please be advised that on December 9, 2014, the SEC Division of Corporation Finance renamed its publicly available interpretations as Compliance and Disclosure Interpretations (“C&DIs”) and the interpretation regarding vendors engaged by servicers is now C&DI 200.06. Please confirm that in all future filings, all references to any SEC interpretations on which a party relies will accurately reflect the C&DI format.

weintraub | tobin law corporation

475 Sansome Street, Suite 1800, San Francisco, California 94111 (415) 433.1400 Fax: (415) 433.3883 www.weintraub.com

June 28, 2016

Response:

We note that Everbank’s accountants accurately reference “Compliance and Disclosure Interpretations (“C&DIs”) 200.06,” in their report, and that Everbank’s reference to “Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations,” rather than as “Compliance and Disclosure Interpretations (“C&DIs”) 200.06,” in its Management Assessment was a clerical error.

Registrant confirms that in future filings, all references to any SEC interpretations on which a party relies will accurately reflect the C&DI format.

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9620 or my colleague Phillip R. Pollock at (415) 772-9679.

Very truly yours,

weintraub | tobin

Keith A. Kandarian

cc:	Andrew Stone, Esq.
Sequoia Residential Funding, Inc.

weintraub | tobin law corporation

475 Sansome Street, Suite 1800, San Francisco, California 94111 (415) 433.1400 Fax: (415) 433.3883 www.weintraub.com